

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Via Facsimile

Mr. James F. Westmoreland
Chief Financial Officer
Daybreak Oil and Gas, Inc.
601 W. Maine Ave., Suite 1012
Spokane, WA 99201

      Re: **Daybreak Oil and Gas, Inc.**
              Form 10-K for the Fiscal Year Ended February 28, 2010
              Filed May 28, 2010
              File No. 0-50107

Dear Mr. Westmoreland,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        /s/ Brad Skinner

                        Brad Skinner
                        Senior Assistant
                        Chief Accountant